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FORM X-17A-5
PART III

SEC FILE NUMBER
8-66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARITER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 CARRETERA #2
(No. and Street)

GUAYNABO	PR	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francisco Rivera Fernandez 787-781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer
(Name – *if individual, state last, first, middle name*)

1600 Hwy. 6 Suite 100	Sugar Land	Texas	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Aff # 1818

OATH OR AFFIRMATION

I, Francisco Rivera Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARITER SECURITIES, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

MANUEL R. BORGES MÉNDEZ ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sello

RECIBO

1U19-02593537

MANUEL R. BORGES MÉNDEZ ABOGADO-NOTARIO

Sello de Asistencia Legal

PARITER
Securities, LLC

PARITER SECURITIES, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Contents

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Pariter Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity, and statement of cash flows for the year then ended, December 31, 2020, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Pariter Securities, LLC financial statements. The supplemental information is the responsibility of Pariter Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC

We have served as Pariter Securities, LLC's auditor since 2020
Sugar Land, TX
February 26, 2021

Pariter Securities, LLC
Financial Statements
Statement of Financial Condition
As of December 31, 2020

		As of December 31, 2020
Assets		
Current Assets		
Cash	$	224,134
Accounts receivable		932,929
Due from related parties		56,621
Deposits		5,211
Total current assets		1,218,895
Total Assets	$	1,218,895
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	6,250
Commissions payable - related party		738,704
Taxes payable		1,350
Total Liabilities		746,304
Stockholders' Equity		
Common stock, $100 par value, 10,000 shares authorized, 11 shares issued and outstanding		1,100
Paid in capital		1,193,292
Accumulated deficit		(661,553)
Net loss		(60,247)
		472,592
Liabilities and stockholders' equity	$	1,218,896

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements

Statement of Operations

For the Year-Ended December 31, 2020

		Year ended December 31, 2020
Commissions and Fees	$	4,750,672
Total Revenue		4,750,672
Commissions		3,848,220
Registration fees and licenses		14,431
Professional fees		146,502
Management fees		62,304
Repairs and maintenance		122,701
Compliance services		20,823
Other		451,938
Total Operating Expenses	$	4,666,919
Operating Income	$	83,753
Other Income and Expenses		
Other income (expense)		(144,000)
Net Income(loss)	$	(60,247)

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2020

Net Loss	(60,247)
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in net assets and liabilities (increase) decrease in:	
Accounts receivable	955,742
Due from related parties	(17,415)
Accounts payable and accrued expenses	(23,706)
Commission payable	(778,496)
Net cash provided by operating activities:	75,878
Net Increase in cash	75,878
Cash at beginning of the year	148,256
Cash at the end of the year	224,134

<u>Supplemental disclosures of cash flow information:</u>

The supplemental disclosures of cash flow information for the years ended December 31, 2020 is as follows:

Cash paid during the year for:

-Interest expense $ -0-
-Income Taxes $ 31,108

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2020

	Common Stock			Contributed		Accumulated		
	Shares		Amount		Capital		Deficit		Total
Balance, December 31, 2019	11	$	1,100	$	1,193,292	$	(661,553)	$	532,839
Net Loss							(60,247)		(60,247)
Balance, December 31, 2020	11		1,100		1,193,292		(721,800)		472,592

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities LLC ("The Company") is a company organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokerage services as an introducing broker. The Company does not carry securities accounts nor customers, nor does it render custodial functions of customer securities. The Company's client orders are received from customers and placed via ETC Brokerage Services LLC, a correspondent US Based firm who maintains all accounts for the customers. The Company is a broker-dealer registered with the Financial Industry Regulatory ("FINRA") and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claim of general creditors as of December 31, 2020.

Description of Business

The Company, located in Guaynabo Puerto Rico, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing company.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Summary of significant accounting policies:

(a) Basis of presentation-

The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The auditor has evaluated subsequent events through February 26, 2021, the date of the financial statements were available..

(b) Revenue Recognition-

The Company receives commissions on the purchase and sales of securities. Securities include equities, corporate fixed-income, municipal fixed-income, equity options and mutual funds. Additionally, the Company receives revenue from customers in the form of advisory and administrative fees.

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions.

Commissions and fees represent income generated from brokerage services and from commission trails derived from commission earned mutual funds, 12B1 fees custodian, 401Ks and annuities, that are generally recognized over a period of time, irrespective of the date received. Private placement commissions and due diligence fees and are generally recognized when realized or realizable, and earned when services are rendered.

(d) Account receivables and Bad Debt expense-

Account receivables include commission due in cash. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Account receivables over thirty days old are considered as non-allowable for net capital computation, except for those receivables that are due from another licensed broker-dealer, that for capital computation purposes, are considered up to the corresponding commission payable amount. Accounts are charged off as uncollectible when the account receivables are over 120 days old and when management determines that collection is unlikely. At December 31, 2020, the Company considered that all $932,929 accounts receivables to be fully collectible and the Management does expect to collect them in the next 60 days.

(e) Related party transactions-

During the year ended on December 31, 2020, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amount due (to) from related parties at year-end are non-interest bearing and have no specific repayment terms. In addition, please refer to Commission Expense footnote (Note 3) for additional related party transactions.

Due from related party	$ 56,621
Management fees expense	$ 62,304

Commissions expense (Related Party):

The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and President Francisco J. Rivera Fernandez, whose commissions in the amount of $3,848,211, represents 7% of total commission expense.

(f) Income Taxes-

Income taxes are accounted for using the assets and liability method under which deferred income taxes, if any, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred tax assets for a change in tax rates is recognized in income in the period that include the enactment date. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expect to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from such a position, if any, are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in oncome taxes also addresses de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and

financial statements purposes. To the extend it is more-likely-than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

There are no deferred tax assets for the current year.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exemptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011. Tax audits, by their nature, are often complex and can require several years to complete.

The following table represents the amount and type of taxes owed by the Company as of December 31, 2020:

7% Tax withheld	$ 1,350
Municipal License	-
Income tax	-
TOTAL	$ 1,350

As of the date of this audit report, the Company has paid off all of its taxes owed.

(h) Use of Estimates-

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Deposit with Clearing house:

Company currently has a piggy-back clearing agreement with ETC Brokerage Services where all accounts are held at Axos Clearing with no deposit.

(3) Commission and fees:

Commissions and fees represent income generated from brokerage services and from commission trails derived from commission earned mutual funds of $55,921, 12B1 fees $6,155, custodian, 401Ks $6,551 and annuities $5,157, that are generally recognized over a period of time, irrespective of the date received. A significant amount of the commissions and fees earned for the year 2020 were from private placement commissions and due diligence fees ($4,676,888), and are generally recognized when realized or realizable, and earned when services are rendered, which accounts for 98% of the total commissions and fees received of $4,750,672. The Company's major providers are Romark Global Pharma and The Phoenix Fund LLC.

(4) Claims expense:

The Company had no claims pending or filed as of the date of this audit report.

(5) Other expense:

Auto/gas	$	9,548
Dues and subscription		5,557
Insurance		25,018
Bank charges		1,730
Education and training		3,134
Data storage		33,775
Office		87,162
Postage and delivery		18,766
Advertising		250
Municipal tax		29,377
Property tax		513
Charitable contributions		5,800
Other taxes		1,731
Rent/ lease		63,368
Utilities		81,152
Travel		8,944
Meals and entertainment		76,113
Total	$	451,938

(6) Subsequent Events:

The Company has evaluated events from December 31, 2020 through February 26, 2021, the date the financial statements were issued. The Company is still under FINRA requirement to prepare and submit a monthly net capital computation, which are prepared and submitted by its primary Financial and Operations Principal (FINOP) and reviewed by its secondary FINOP and shall file monthly Focus Reports until FINRA notifies the Company that monthly filings are no longer necessary. As of the date of these audited financial statements the Company has been in compliance with its net capital and reporting requirements. There were no additional subsequent events that need disclosure.

SUPPLEMENTAL INFORMATION

Pariter Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

Computation of Net Capital	
Total Member's Equity	$ 472,592
Non-Allowable Assets	256,103
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	216,489
Computation of Basic Net Capital Requirement	
Minimum Net Capital Requirement as a Percentage of Aggregate Indebtedness	49,754
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	49,754
Excess Net Capital	166,735
Computation of Aggregate Indebtedness	
Total Aggregated Indebtedness	746,304
Percentage of Aggregated Indebtedness to Net Capital	29%
Reconciliation of the Computation of the Net Capital Under Rule 15c3-1	
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2020	
Adjustments:	
Increase (Decrease) in Equity	216,489
Increase (Decrease) in Non-Allowance Assets	-
Increase (Decrease) in Securities Haircuts	-
Increase (Decrease) in Undue Concentration Charges	-
Net Capital Per Audit	216,489
Reconciliation Difference	$ -

Statements Pursuant to 17a-5(d)
Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. As stated above, at December 31, 2020, the Company had a net capital of two hundred sixteen thousand four hundred and eighty-nine dollars ($216,489) and a net capital requirement of forty nine thousand seven hundred and fifty-four dollars ($49,754), which represents and excess net capital of one hundred and sixty-six thousand seven hundred and thirty-five dollars ($166,735). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3

Pariter Securities, LLC
243 Carretera #2
Guayanabo, PR 966

Dear Francisco Rivera:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pariter Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Pariter Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3 and Pariter Securities, LLC stated that Pariter Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pariter Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
February 26, 2021

PARITER
Securities, LLC

February 8, 2021

TPS Thayer
1600 Hwy. 6 Suite 100
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Pariter Securities, LLC;

1. **Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;**
2. **We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below;**
3. **We have no exceptions to report this fiscal year.**

Regards,

Francisco Rivera
President
Pariter Securities, LLC

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

TPS THAYER
Certified Public Accountants

Report Of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

Director and Shareholder
Pariter Securities, LLC
243 Carretera #2
Guayanabo, PR 966

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Pariter Securities, LLC(Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $0.00.
2 Compared audited Total Revenue for the period of January 01, 2020 through December 31, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TPS Thayer, LLC

TPS Thayer LLC

Sugar Land, TX
February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*11*******763*********************MIXED AADC 220
66064 FINRA DEC
PARITER SECURITIES LLC
PO BOX 11852
SAN JUAN, PR 00922-1852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Eduardo Sotomayor (787) 781-

2. A. General Assessment (item 2e from page 2) $ 6910

B. Less payment made with SIPC-6 filed **(exclude interest)** (3151
7-27-2020
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment) 3759

E. Interest computed on late payment (see instruction E) for____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3759

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 3,759

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pariter Securities LLC
(Name of Corporation, Partnership or other organization)

x [signature]
(Authorized Signature)

CCO
(Title)

Dated the 3rd day of February, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Pariter Securities, LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Total Revenue	$ 4,606,673
Deductions	-
SIPC net operating revenues	4,606,673
Amount due per general assessment @ 0.0015	$ 6,910

Form	Filing date	Check number	Filed/paid to	Amount paid
SIPC 6	7/24/2020	0461	SIPC	$ 3,151
SIPC 7	2/03/2021	0611	SIPC	$ 3,759

Total amount paid	$ 6,910
Overpayment (Underpayment)	$ -0-

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.